C. Christopher Sprague

Vice President and Corporate Counsel

Law Department – Prudential Retirement

The Prudential Insurance Company of America

200 Wood Avenue South

Iselin, NJ 08830

Tel 732 482-6816 Fax 732 482-8022

charles.sprague@prudential.com

September 11, 2013

Mr. Sonny Oh

Office of Insurance Products

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE: Post-effective amendment under Rule 485(a) to registration statement on Form N-4; file no. 333-170345

Dear Mr. Oh:

Further to our conversation earlier this week, I wanted to provide the following information, which bears on the issue you are considering. Please feel free to call me at (732) 482-6816 if you’d like to discuss.

In our correspondence filing of September 6th, we stated that use of separate prospectuses would duplicate disclosure needlessly and add substantially to the cost of the product. With regard to cost, we provide the following estimates:

—	We estimate the one-time cost of building the functionality to automate the fulfillment of different prospectuses for this product would be in the range of $300,000 to $500,000. That cost would be attributable to the modification of several different systems needed to assure accurate automated delivery of the correct prospectus. The nature of the costs is primarily labor, associated with programming and testing the various impacted systems.

—	Additional on-going costs will also arise as a result of maintaining and filing additional prospectuses annually.

—	Our experience with existing versions of the IRA rollover product has resulted in very minimal volume. As this is intended to be an accommodation product, the minimal volume is expected to continue. Thus, substantial systems costs would be needed to support what will in the near term be a low-volume product.

We also want to point to the following, from prior statements of the Staff and the Commission:

—	The SEC Staff’s 1995 Generic Comment Letter

In Section I(4) of this letter, the Staff indicated that multiple prospectuses may be combined in a single registration statement when the prospectuses describe contracts that are essentially identical. The examples cited relate to products in which the registrant apparently concluded that each contract variation was sufficiently unique as to make it confusing or undesirable to describe all contract variations in a single prospectus. None of the contract differences cited in the 1995 Letter exists here. Instead, we have a single contract made available to a single market (i.e., retirement plan participants in IncomeFlex Target). This single contract, in turn, sets forth a single mechanism whereby the in-plan income base may be adjusted when the IRA contract is acquired. Although such an adjustment may produce a different income base for the participant in plan A than for the participant in plan B, query why that result demands a separate prospectus any more than where one class described in a single fund prospectus pays a front-end sales load (and thereby starts with a different initial amount invested) while another class bears only a 12b-1 fee.

—	The 1985 Adopting Release for Form N-4

In this release, the Commission’s focus was on the need for a separate registration statement for variable annuity contracts that are “distinct.” Here, as indicated, there is a single contract instead of distinct contracts, which we think can appropriately be described in a single prospectus within a single registration statement.

—	Form N-6

By analogy, Form N-6 allows a single prospectus to be used to describe multiple VLI contracts or a VLI contract that is sold in both the group and individual markets, subject to the simple condition that the information be communicated effectively. Similarly, we think that our single annuity contract can be effectively communicated in a single prospectus.

Finally, we call your attention to an existing IRA rollover product issued by Nationwide (see file no. 333-176908). The Nationwide Destination Income Annuity is offered to purchasers who have separated from their employer with assets in 401(k) accounts that they wish to transfer to Nationwide’s IRA contract. The Nationwide product is offered through a single contract and single prospectus. Although each investor’s in-plan income base is transferred dollar-for-dollar to the IRA, investors may bring different lifetime withdrawal percentages to the IRA (reflecting the different withdrawal percentages that existed in their in-plan version of the benefit). Those different withdrawal percentages are then applied to the income base to determine the annual withdrawal amount. Thus, individual A and individual B, with the same income base, would get two discrete outcomes. See also 333-186807 (describing the AXA Equi-Vest® GWBL Rollover Annuity), in which investors also may bring different lifetime withdrawal percentages to the IRA. Query why treating some participants differently in connection with the transfer to PRSA III (i.e., through the different adjustments to the income base) should involve a different prospectus paradigm than the range of lifetime withdrawal percentages that co-exist within the Nationwide and AXA IRA rollover products.

Thank you for your continued attention to this filing.

Sincerely,

/s/ C. Christopher Sprague

C. Christopher Sprague

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